# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: West Bay BDC LLC, CIK 0002020354
CUSIP: 000000000
Title of class of securities: Units of Limited Liability Company Interests
Address of issuer's principal executive offices: 200 West Street, New York, New York (NY), 10282
Date of event which requires filing of this statement: 02/23/2026
Amends the filing with accession number 0001140361-24-044040
Filed by CIK 0001441449
Persons authorized to receive notices and communications: Qatar Investment Authority, Ooredoo Tower, Bldg. 14, Dafna St. (St. 801), Zone 61, P.O. 23224, Doha, Qatar (S3), 00000, 974 4499 5919; Copy to: William G. Farrar, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004, (212) 558-4000

## Reporting persons
- Qatar Investment Authority (CIK 0001441449): type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 11,487,948.71; shared voting power 0; sole dispositive power 11,487,948.71; shared dispositive power 0; aggregate amount beneficially owned 11,487,948.71 (97.08% of the class)
  Comment: * Based on 11,833,087.17 Units issued and outstanding as of approximately December 23, 2025, based on information provided to the Reporting Person by the Issuer on February 23, 2026, which does not give effect to the issuance of Units pursuant to Drawdown Notices dated February 23, 2026.

## Item 1. Security and Issuer
Title of class of securities: Units of Limited Liability Company Interests
Name of issuer: West Bay BDC LLC
Address of issuer's principal executive offices: 200 West Street, New York, New York (NY), 10282
Comment:
This is Amendment No. 6 (the "Amendment No. 6") to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") by Qatar Investment Authority ("QIA"), the sovereign wealth fund of the State of Qatar, on October 16, 2024, as amended by Amendment No. 1 filed on November 22, 2024, as further amended by Amendment No. 2 filed on March 14, 2025, Amendment No. 3 filed on September 16, 2025, Amendment No. 4 filed on November 20, 2025 and Amendment No. 5 filed on December 11, 2025 (as so amended, the "Schedule 13D"). This Amendment No. 6 amends and supplements or supersedes, as the case may be, the Schedule 13D as specifically set forth herein.

Information reported and defined terms used in the Schedule 13D remain in effect except to the extent that they are amended, supplemented or superseded by information or defined terms contained in this Amendment No. 6.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information in Items 4, 5 and 6 of this Amendment No. 6 is incorporated into this Item 3 by reference.

The response set forth in Item 3 of the Schedule 13D is amended and supplemented as follows:

On February 23, 2026, the Issuer delivered a Drawdown Notice, dated February 23, 2026, to the Investor to purchase Units on March 9, 2026 in an aggregate amount equal to $45,000,000 (the "Seventh Purchase Amount") at the then-applicable price per unit, which has not been determined as of the date hereof. The source of funds to be used to purchase such Units is expected to be cash reserves of the State of Qatar.

The Issuer has informed the Investor that the aggregate amount of Drawdown Notices dated February 23, 2026 is $46,350,000. The Seventh Purchase Amount represents approximately 97.09% of the aggregate amount of such Drawdown Notices. As of the date hereof, $247,500,000 of the Investor's Commitment has been drawn down by the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended, supplemented and superseded, as the case may be, as follows:

The information in Items 3, 5 and 6 of this Amendment No. 6 is incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information provided in this Item 5 is as of December 23, 2025 and does not give effect to the issuance of Units pursuant to the Drawdown Notices dated February 23, 2026.

The Reporting Person has sole voting and dispositive power over 11,487,948.71 Units, representing 97.08% of the outstanding Units. The beneficial ownership percentage assumes that there are 11,833,087.17 Units outstanding, does not give effect to the issuance of Units pursuant to the Drawdown Notices dated February 23, 2026 and is based on information provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of Units to which the Reporting Person has:

(i) Sole power to vote or direct the vote: 11,487,948.71
(ii) Shared power to vote or direct the vote: 0.00
(iii) Sole power to dispose or direct the disposition: 11,487,948.71
(iv) Shared power to dispose or direct the disposition: 0.00
Transactions in the class effected during the past sixty days: The information in Item 3 is incorporated herein by reference. The Reporting Person has not effected any transactions in Units during the past sixty days. The Reporting Person, through the Investor, expects to acquire Units on March 9, 2026 in the amount of the Seventh Purchase Amount at the then applicable price per Unit, at which time the Reporting Person will file Form 4 to report the acquisition of such Units.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Items 3, 4 and 5 of this Amendment No. 6 is incorporated into this Item 6 by reference.

## Signatures
- Qatar Investment Authority: /s/ Mohammed Fahad Al Khulaifi, Mohammed Fahad Al Khulaifi/ Head of Compliance (02/25/2026)